EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31, (Unaudited)
millions except ratio amounts	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes	$3,565	$(3,424)	$1,641	$(108)	$5,368
Equity (income) adjustment	(110)	(102)	(74)	(76)	(134)
Fixed charges	1,209	1,232	1,289	1,077	1,355
Amortization of capitalized interest	17	29	41	46	28
Distributed income of equity investees	33	34	11	49	136
Capitalized interest	(221)	(147)	(128)	(69)	(123)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(10)	(7)	(6)	(8)	—

Total Earnings	$4,483	$(2,385)	$2,774	$911	$6,630

Interest expense including capitalized interest	954	984	999	758	876
Interest expense included in other (income) expense	42	38	39	57	123
Estimated interest portion of rental expenditures(a)	213	210	251	262	356

Total Fixed Charges	$1,209	$1,232	$1,289	$1,077	$1,355

Preferred Stock Dividends	—	—	—	—	2

Combined Fixed Charges and Preferred Stock Dividends	$1,209	$1,232	$1,289	$1,077	$1,357

Ratio of Earnings to Fixed Charges(b)	3.71	(1.94)	2.15	0.85	4.89

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(b)	3.71	(1.94)	2.15	0.85	4.89

(a)

Estimated interest component of rental expenditures reflects a portion of rental expenditures representative of an interest factor, whether such rentals are expensed, or capitalized when incurred. For the years ended December 31, 2012, 2011 and 2010, the estimated interest component in rentals includes $157 million, $138 million, and $178 million, respectively, associated with the Company’s drilling rig leases.

(b)	As a result of the Company’s net loss in 2011 and 2009, Anadarko’s earnings did not cover total fixed charges, nor combined fixed charges by $3,617 million for 2011 and $166 million for 2009.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.